9892 DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010



DIVISION OF
CORPORATION FINANCE



January 17, 2006

No Act

Stacy S. Ingram
McKenna Long & Aldridge LLP
303 Peachtree Street, NE
Suite 5300
Atlanta, GA 30308

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/17/2006

Re: C.R. Bard, Inc.

Dear Ms. Ingram:

This is in regard to your letter dated January 5, 2005 concerning the shareholder proposal submitted by Walden Asset Management, Manhattan Country School, The Community Church of New York, Izetta Smith, Tides Foundation, The Funding Exchange, Haymarket People's Fund, Amnesty International USA, The Conservation Land Trust, The Edward W. Hazen Foundation and The Max and Anna Levinson Foundation for inclusion in C.R. Bard's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that C.R. Bard therefore withdraws its December 23, 2005 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Mark F. Vilardo
Special Counsel

cc: Walden Asset Management and co-proponents
% Meredith Benton
Research Associate
Walden Asset Management
One Beacon Street
Boston, MA 02108

Atlanta
Denver
Los Angeles
Philadelphia

McKenna Long & Aldridge LLP
Attorneys at Law

303 Peachtree Street, NE • Suite 5300 • Atlanta, GA 30308
Tel: 404.527.4000 • Fax: 404.527.4198
www.mckennalong.com

San Diego
San Francisco
Washington, D.C.
Brussels

STACY S. INGRAM
(404) 527-4647

EMAIL ADDRESS
singram@mckennalong.com

December 23, 2005



**BY HAND DELIVERY**

Office of the Chief Counsel
Division of Corporation Finance
United States Securities And Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Shareholder Proposal Submitted to C.R. Bard, Inc. by Walden Asset Management; Request for No Action

Dear Sir or Madam:

This letter is submitted on behalf of our client, C.R. Bard, Inc., a New Jersey corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company hereby gives notice of its intention to omit from its proxy statement and form of proxy for its 2006 Annual Meeting of Shareholders (the "Proxy Materials") a proposal and statement of support (the "Proposal") submitted by Walden Asset Management, Manhattan Country School, the Community Church of New York, Izetta Smith, Tides Foundation, the Funding Exchange, Haymarket People's Fund, Amnesty International USA, the Conservation Land Trust, the Edward W. Hazen Foundation, and the Max and Anna Levinson Foundation (the "Proponents") to the Company by letters dated December 16, 2005 and received by the Company on December 21, 2005. Each of the Proponents has designated Walden Asset Management as the primary filer of the Proposal. A copy of the Proposal is set forth on Exhibit A.

For the reasons set forth below, this letter requests that the Division of Corporation Finance (the "Division") advise the Company that it will not recommend any enforcement action to the Securities and Exchange Commission ("SEC") if the Company omits the Proposal from its Proxy Materials pursuant to Rule 14a-8(e). Pursuant to Rule 14a-8(j), the Company is filing its definitive Proxy Materials with the SEC at least 80 days from the date that the SEC receives this letter. The Company expects to file its Proxy Materials with the SEC on or about March 17, 2005, which is also the date on which it expects to begin mailing its Proxy Materials.

Pursuant to the provisions of Rule 14a-8(j), enclosed for filing are six copies of each of this letter and the Proposal. Pursuant to the provisions of Rule 14a-8(j), we are sending a copy of this letter and the Exhibit to each of the Proponents.

**Rule 14a-8(e)**

Rule 14a-8(e) requires shareholders to submit their proposals prior to a specified deadline if they desire to have them included in a company's proxy statement. If the proposal is being submitted for a regularly scheduled annual meeting, Rule 14a-8(e)(2) provides that the proposal "must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." Rule 14a-8(e)(1) notes that the deadline for submission of shareholder proposals to the company can normally be found in the company's proxy statement.

Pursuant to Rule 14a-8(e)(2), the Company determined November 18, 2005 (the "Deadline") to be the date by which a shareholder proposal was required to be received by the Company for it to be considered for inclusion in the Company's Proxy Materials. The Deadline was published in the Company's 2005 Proxy Statement relating to its 2005 Annual Meeting of Shareholders (see page 28 of the Company's 2005 Proxy Statement under the heading "Proposals of Shareholders," filed with the SEC on March 18, 2005). The Company received the Proposal on December 21, 2005, over a month after the Deadline. In light of the foregoing, it is our view that the Company may properly exclude the Proposal pursuant to Rule 14a-8(e).

**Conclusion**

In light of the above analysis, we respectfully request that the Division issue a letter indicating that it will not recommend enforcement action to the SEC if the Company omits the Proposal from its Proxy Materials.

Thank you for your consideration of our request. If you have any questions, please do not hesitate to contact me at 404-527-4647 or Judy Reinsdorf, Vice President and General Counsel of C.R. Bard, Inc. at (908) 277-8267.

Very truly yours,

Stacy Ingram

Stacy S. Ingram

cc: Judith A. Reinsdorf

# EXHIBIT A

# SHAREHOLDER PROPOSAL

Walden Asset Management
*Investing for social change since 1975*

DEC 2 1 2005

December 16, 2005

Ms. Judith A. Reinsdorf
Secretary
C.R. Bard, Inc.
730 Central Avenue
Murray Hill, NJ 07974

Dear Ms. Reinsdorf:

Walden Asset Management holds at least 139,800 shares of C.R. Bard, Inc. stock. We believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. Among our top social objectives is the assurance that our companies are doing all that they can to provide equal employment opportunities to current and prospective employees.

C.R. Bard, Inc. does not explicitly include sexual orientation in its nondiscrimination policy. Therefore, we are submitting the enclosed shareholder proposal for inclusion in the 2006 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of C.R. Bard Inc. shares.

We have been a shareholder for more than one year and verification of our ownership position is forthcoming. We will continue to be an investor through the stockholder meeting. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

Please consider Walden Asset Management as the primary filer of this resolution.

Sincerely,

Meredith Benton
Research Associate

Encl. Resolution Text

Cc: William Apfel, Director of Research, Walden Asset Management
Erick Schick, Vice President, Investor Relations, C.R. Bard

# C.R. BARD SEXUAL ORIENTATION NONDISCRIMINATION POLICY

**WHEREAS:** C.R. Bard does not explicitly prohibit discrimination based on sexual orientation in its written employment policy;

According to a September 2002 survey by Harris Interactive and Witeck-Combs, 41% of gay and lesbian workers in the United States reported an experience with some form of job discrimination related to sexual orientation; almost one out of every 10 gay or lesbian adults also stated that they had been fired or dismissed unfairly from a previous job, or pressured to quit a job because of their sexual orientation;

San Francisco, Minneapolis, Seattle and Los Angeles currently have in effect legislation restricting business with companies which do not guarantee equal treatment for lesbian and gay employees; and such legislation will come into effect in the state of California in 2007;

Sixteen states, the District of Columbia, and more than 140 cities have laws prohibiting employment discrimination based on sexual orientation; Our company has headquarters and operations in, and makes sales to, institutions in states and cities that prohibit discrimination on the basis of sexual orientation;

The New Jersey Law Against Discrimination explicitly prohibits discrimination based on sexual orientation in private employment [N.J. Stat. Ann. § 10:5-1 through 49 (2002)]. Thus we believe C.R. Bard, based in New Jersey, may face legal risks if it were found to have discriminatory practices.

Other major corporate employers based in New Jersey including Automatic Data Processing, Aventis, Chubb, Honeywell, Johnson & Johnson, Quest Diagnostics, and Wyeth do explicitly prohibit this form of discrimination in their written policies;

Other medical devices companies, such as Baxter, Becton Dickinson, Boston Scientific, Guidant, Stryker, and United States Surgical do explicitly prohibit this form of discrimination in their written policies;

C.R. Bard is increasingly alone in its position, as 98% of Fortune 100® companies, and more than 80% of the Fortune 500® companies, have adopted written nondiscrimination policies prohibiting discrimination and harassment on the basis of sexual orientation, according to the Human Rights Campaign Foundation (HCRF);

We believe that the hundreds of corporations with nondiscrimination policies that reference sexual orientation have a competitive advantage in recruiting and retaining employees from the widest talent pool;

**RESOLVED:** The Shareholders request that C.R. Bard amend its written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and to implement that policy.

**STATEMENT:** Employment discrimination on the basis of sexual orientation diminishes employee morale and productivity. Because state and local laws differ with respect to employment discrimination, our company would benefit from a consistent, corporate-wide policy to enhance efforts to prevent discrimination, resolve complaints internally, and ensure a respectful and supportive atmosphere for all employees. C.R. Bard will enhance its competitive edge by joining the growing ranks of companies guaranteeing equal opportunity for all employees.

MANHATTAN COUNTRY SCHOOL

December 16, 2005

Ms. Judith A. Reinsdorf
Secretary
C.R. Bard, Inc.
730 Central Avenue
Murray Hill, NJ 07974

Dear Ms. Reinsdorf:

Manhattan Country School holds 700 shares of C.R. Bard, Inc. stock. We believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. Among our top social objectives is the assurance that our companies are doing all that they can to provide equal employment opportunities (EEO) to current and prospective employees.

C.R. Bard, Inc. does not explicitly include sexual orientation in its nondiscrimination policy. Therefore, we are submitting the enclosed shareholder proposal as a cosponsor with Walden Asset Management for inclusion in the 2006 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of C.R. Bard, Inc. shares.

We have been a shareholder for more than one year and enclosed verification of ownership position. We will continue to be an investor through the stockholder meeting. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

We consider Walden Asset Management as the "primary filer" of this resolution, and ourselves as a co-filer. Please copy correspondence both to me and to Meredith Benton at Walden. We look forward to your response.

Sincerely,

Ms. Michele Sola
Director

Franklin Delano Roosevelt III
Chairman Investment Committee

## C.R. BARD SEXUAL ORIENTATION NONDISCRIMINATION POLICY

**WHEREAS**: C.R. Bard does not explicitly prohibit discrimination based on sexual orientation in its written employment policy;

According to a September 2002 survey by Harris Interactive and Witeck-Combs, 41% of gay and lesbian workers in the United States reported an experience with some form of job discrimination related to sexual orientation; almost one out of every 10 gay or lesbian adults also stated that they had been fired or dismissed unfairly from a previous job, or pressured to quit a job because of their sexual orientation;

San Francisco, Minneapolis, Seattle and Los Angeles currently have in effect legislation restricting business with companies which do not guarantee equal treatment for lesbian and gay employees; and such legislation will come into effect in the state of California in 2007;

Sixteen states, the District of Columbia, and more than 140 cities have laws prohibiting employment discrimination based on sexual orientation; Our company has headquarters and operations in, and makes sales to, institutions in states and cities that prohibit discrimination on the basis of sexual orientation;

The New Jersey Law Against Discrimination explicitly prohibits discrimination based on sexual orientation in private employment [N.J. Stat. Ann. § 10:5-1 through 49 (2002)]. Thus we believe C.R. Bard, based in New Jersey, may face legal risks if it were found to have discriminatory practices.

Other major corporate employers based in New Jersey including Automatic Data Processing, Aventis, Chubb, Honeywell, Johnson & Johnson, Quest Diagnostics, and Wyeth do explicitly prohibit this form of discrimination in their written policies;

Other medical devices companies, such as Baxter, Becton Dickinson, Boston Scientific, Guidant, Stryker, and United States Surgical do explicitly prohibit this form of discrimination in their written policies;

C.R. Bard is increasingly alone in its position, as 98% of Fortune 100® companies, and more than 80% of the Fortune 500® companies, have adopted written nondiscrimination policies prohibiting discrimination and harassment on the basis of sexual orientation, according to the Human Rights Campaign Foundation (HCRF);

We believe that the hundreds of corporations with nondiscrimination policies that reference sexual orientation have a competitive advantage in recruiting and retaining employees from the widest talent pool;

**RESOLVED**: The Shareholders request that C.R. Bard amend its written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and to implement that policy.

**STATEMENT**: Employment discrimination on the basis of sexual orientation diminishes employee morale and productivity. Because state and local laws differ with respect to employment discrimination, our company would benefit from a consistent, corporate-wide policy to enhance efforts to prevent discrimination, resolve complaints internally, and ensure a respectful and supportive atmosphere for all employees. C.R. Bard will enhance its competitive edge by joining the growing ranks of companies guaranteeing equal opportunity for all employees.

Boston Trust & Investment
Management Company

December 16, 2005

To Whom It May Concern:

Boston Trust & Investment Management Company manages assets and acts as custodian for the **Manhattan Country School** through its Walden Asset Management division. We are writing to verify that the **Manhattan Country School** currently owns **700** shares of **C.R. Bard, Inc.** (Cusip # **067383109**). We confirm that the **Manhattan Country School** has beneficial ownership of at least $2,000 in market value of the voting securities of **C.R. Bard, Inc.** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934. Further, it is their intent to hold greater than $2,000 in market value through the next annual meeting of **C.R. Bard, Inc.**

Sincerely,

Timothy Smith
Senior Vice President

# THE COMMUNITY CHURCH OF NEW YORK

UNITARIAN UNIVERSALIST
40 East 35th Street, New York, NY 10016
Telephone (212) 683-4988
Fax (212) 683-4998

December 16, 2005

Ms. Judith A. Reinsdorf
Secretary
C.R. Bard, Inc.
730 Central Avenue
Murray Hill, NJ 07974

Dear Ms. Reinsdorf:

Community Church of New York holds at least 1,000 shares of C.R. Bard, Inc. stock. We believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. Among our top social objectives is the assurance that our companies are doing all that they can to provide equal employment opportunities (EEO) to current and prospective employees.

C.R. Bard, Inc. does not explicitly include sexual orientation in its nondiscrimination policy. Therefore, we are submitting the enclosed shareholder proposal as a cosponsor with Walden Asset Management for inclusion in the 2006 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of C.R. Bard, Inc. shares.

We have been a shareholder for more than one year and have enclosed verification of ownership. We will continue to be an investor through the stockholder meeting. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

We consider Walden Asset Management as the "primary filer" of this resolution, and ourselves as a co-filer. Please copy correspondence both to me and to Meredith Benton at Walden. We look forward to your response.

Sincerely,

Greg Jones
Administrator

Encl. Resolution Text

c.c. Meredith Benton, Walden Asset Management

"Knowing not sect, class, nation or race, welcomes each to the service of all."

# C.R. BARD SEXUAL ORIENTATION NONDISCRIMINATION POLICY

**WHEREAS**: C.R. Bard does not explicitly prohibit discrimination based on sexual orientation in its written employment policy;

According to a September 2002 survey by Harris Interactive and Witeck-Combs, 41% of gay and lesbian workers in the United States reported an experience with some form of job discrimination related to sexual orientation; almost one out of every 10 gay or lesbian adults also stated that they had been fired or dismissed unfairly from a previous job, or pressured to quit a job because of their sexual orientation;

San Francisco, Minneapolis, Seattle and Los Angeles currently have in effect legislation restricting business with companies which do not guarantee equal treatment for lesbian and gay employees; and such legislation will come into effect in the state of California in 2007;

Sixteen states, the District of Columbia, and more than 140 cities have laws prohibiting employment discrimination based on sexual orientation; Our company has headquarters and operations in, and makes sales to, institutions in states and cities that prohibit discrimination on the basis of sexual orientation;

The New Jersey Law Against Discrimination explicitly prohibits discrimination based on sexual orientation in private employment [N.J. Stat. Ann. § 10:5-1 through 49 (2002)]. Thus we believe C.R. Bard, based in New Jersey, may face legal risks if it were found to have discriminatory practices.

Other major corporate employers based in New Jersey including Automatic Data Processing, Aventis, Chubb, Honeywell, Johnson & Johnson, Quest Diagnostics, and Wyeth do explicitly prohibit this form of discrimination in their written policies;

Other medical devices companies, such as Baxter, Becton Dickinson, Boston Scientific, Guidant, Stryker, and United States Surgical do explicitly prohibit this form of discrimination in their written policies;

C.R. Bard is increasingly alone in its position, as 98% of Fortune 100® companies, and more than 80% of the Fortune 500® companies, have adopted written nondiscrimination policies prohibiting discrimination and harassment on the basis of sexual orientation, according to the Human Rights Campaign Foundation (HCRF);

We believe that the hundreds of corporations with nondiscrimination policies that reference sexual orientation have a competitive advantage in recruiting and retaining employees from the widest talent pool;

**RESOLVED**: The Shareholders request that C.R. Bard amend its written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and to implement that policy.

**STATEMENT**: Employment discrimination on the basis of sexual orientation diminishes employee morale and productivity. Because state and local laws differ with respect to employment discrimination, our company would benefit from a consistent, corporate-wide policy to enhance efforts to prevent discrimination, resolve complaints internally, and ensure a respectful and supportive atmosphere for all employees. C.R. Bard will enhance its competitive edge by joining the growing ranks of companies guaranteeing equal opportunity for all employees.

Boston Trust & Investment
Management Company

December 16, 2005

To Whom It May Concern:

Boston Trust & Investment Management Company manages assets and acts as custodian for the **Community Church of New York** through its Walden Asset Management division. We are writing to verify that the **Community Church of New York** currently owns **1,000** shares of **C.R. Bard, Inc.** (Cusip # **067383109**). We confirm that the **Community Church of New York** has beneficial ownership of at least $2,000 in market value of the voting securities of **C.R. Bard, Inc.** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934. Further, it is their intent to hold greater than $2,000 in market value through the next annual meeting of **C.R. Bard, Inc.**

Sincerely,

Timothy Smith
Senior Vice President

One Beacon Street Boston, Massachusetts 02108 617.726.7250 fax 617.227.2690

**Izetta Smith**
**c/o Laurie McClain**
**132 E. Broadway, Suite 747**
**Eugene, OR 97401**

December 16, 2005

Ms. Judith A. Reinsdorf
Secretary
C.R. Bard, Inc.
730 Central Avenue
Murray Hill, NJ 07974

Dear Ms. Reinsdorf:

I own 273 shares of C.R. Bard, Inc. stock. I believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. Among my top social objectives is the assurance that companies are doing all that they can to provide equal employment opportunities to current and prospective employees.

C.R. Bard, Inc. does not explicitly include sexual orientation in its nondiscrimination policy. Therefore, I am submitting the enclosed shareholder proposal as a cosponsor with Walden Asset Management for inclusion in the 2006 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. I am the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of C.R. Bard, Inc. shares.

I have been a shareholder for more than one year and will provide verification of ownership position. I will continue to be an investor through the stockholder meeting. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

I consider Walden Asset Management as the "primary filer" of this resolution, and myself a co-filer. Please copy correspondence both to me and to Meredith Benton at Walden. I look forward to your response.

Sincerely,

Izetta Smith

Encl. Resolution Text

c.c. Meredith Benton, Walden Asset Management

# C.R. BARD SEXUAL ORIENTATION NONDISCRIMINATION POLICY

**WHEREAS**: C.R. Bard does not explicitly prohibit discrimination based on sexual orientation in its written employment policy;

According to a September 2002 survey by Harris Interactive and Witeck-Combs, 41% of gay and lesbian workers in the United States reported an experience with some form of job discrimination related to sexual orientation; almost one out of every 10 gay or lesbian adults also stated that they had been fired or dismissed unfairly from a previous job, or pressured to quit a job because of their sexual orientation;

San Francisco, Minneapolis, Seattle and Los Angeles currently have in effect legislation restricting business with companies which do not guarantee equal treatment for lesbian and gay employees; and such legislation will come into effect in the state of California in 2007;

Sixteen states, the District of Columbia, and more than 140 cities have laws prohibiting employment discrimination based on sexual orientation; Our company has headquarters and operations in, and makes sales to, institutions in states and cities that prohibit discrimination on the basis of sexual orientation;

The New Jersey Law Against Discrimination explicitly prohibits discrimination based on sexual orientation in private employment [N.J. Stat. Ann. § 10:5-1 through 49 (2002)]. Thus we believe C.R. Bard, based in New Jersey, may face legal risks if it were found to have discriminatory practices.

Other major corporate employers based in New Jersey including Automatic Data Processing, Aventis, Chubb, Honeywell, Johnson & Johnson, Quest Diagnostics, and Wyeth do explicitly prohibit this form of discrimination in their written policies;

Other medical devices companies, such as Baxter, Becton Dickinson, Boston Scientific, Guidant, Stryker, and United States Surgical do explicitly prohibit this form of discrimination in their written policies;

C.R. Bard is increasingly alone in its position, as 98% of Fortune 100® companies, and more than 80% of the Fortune 500® companies, have adopted written nondiscrimination policies prohibiting discrimination and harassment on the basis of sexual orientation, according to the Human Rights Campaign Foundation (HCRF);

We believe that the hundreds of corporations with nondiscrimination policies that reference sexual orientation have a competitive advantage in recruiting and retaining employees from the widest talent pool;

**RESOLVED**: The Shareholders request that C.R. Bard amend its written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and to implement that policy.

**STATEMENT**: Employment discrimination on the basis of sexual orientation diminishes employee morale and productivity. Because state and local laws differ with respect to employment discrimination, our company would benefit from a consistent, corporate-wide policy to enhance efforts to prevent discrimination, resolve complaints internally, and ensure a respectful and supportive atmosphere for all employees. C.R. Bard will enhance its competitive edge by joining the growing ranks of companies guaranteeing equal opportunity for all employees.

Boston Trust & Investment
Management Company

December 16, 2005

To Whom It May Concern:

Boston Trust & Investment Management Company manages assets and acts as custodian for the **Izetta Smith** through its Walden Asset Management division. We are writing to verify that the **Izetta Smith** currently owns **273** shares of **C.R. Bard, Inc.** (Cusip # **067383109**). We confirm that the **Izetta Smith** has beneficial ownership of at least $2,000 in market value of the voting securities of **C.R. Bard, Inc.** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934. Further, it is their intent to hold greater than $2,000 in market value through the next annual meeting of **C.R. Bard, Inc.**

Sincerely,

Timothy Smith
Senior Vice President

One Beacon Street Boston, Massachusetts 02108 617 726 7250 fax 617 227 2690

TIDES

December 16, 2005

Ms. Judith A. Reinsdorf
Secretary
C.R. Bard, Inc.
730 Central Avenue
Murray Hill, NJ 07974

Dear Ms. Reinsdorf

Tides Foundation holds 1,000 shares of C.R. Bard, Inc. stock. We believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. Among our top social objectives is the assurance that our companies are doing all that they can to provide equal employment opportunities (EEO) to current and prospective employees.

C.R. Bard, Inc. does not explicitly include sexual orientation in its nondiscrimination policy. Therefore, we are submitting the enclosed shareholder proposal as a cosponsor with Walden Asset Management for inclusion in the 2006 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of C.R. Bard, Inc. shares.

We have been a shareholder for more than one year and will provide verification of ownership position upon request. We will continue to be an investor through the stockholder meeting. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

We consider Walden Asset Management as the "primary filer" of this resolution, and ourselves as a co-filer. Please copy correspondence both to me and to Meredith Benton at Walden. We look forward to your response.

Sincerely,

Lauren Webster

Lauren Webster
Chief Financial Officer

TIDES FOUNDATION

The Presidio
P.O. Box 29903
San Francisco, CA
94129-0903
t] 415.561.6400
f] 415.561.6401

www.tides.org

# C.R. BARD SEXUAL ORIENTATION NONDISCRIMINATION POLICY

**WHEREAS:** C.R. Bard does not explicitly prohibit discrimination based on sexual orientation in its written employment policy;

According to a September 2002 survey by Harris Interactive and Witeck-Combs, 41% of gay and lesbian workers in the United States reported an experience with some form of job discrimination related to sexual orientation; almost one out of every 10 gay or lesbian adults also stated that they had been fired or dismissed unfairly from a previous job, or pressured to quit a job because of their sexual orientation;

San Francisco, Minneapolis, Seattle and Los Angeles currently have in effect legislation restricting business with companies which do not guarantee equal treatment for lesbian and gay employees; and such legislation will come into effect in the state of California in 2007;

Sixteen states, the District of Columbia, and more than 140 cities have laws prohibiting employment discrimination based on sexual orientation; Our company has headquarters and operations in, and makes sales to, institutions in states and cities that prohibit discrimination on the basis of sexual orientation;

The New Jersey Law Against Discrimination explicitly prohibits discrimination based on sexual orientation in private employment [N.J. Stat. Ann. § 10:5-1 through 49 (2002)]. Thus we believe C.R. Bard, based in New Jersey, may face legal risks if it were found to have discriminatory practices.

Other major corporate employers based in New Jersey including Automatic Data Processing, Aventis, Chubb, Honeywell, Johnson & Johnson, Quest Diagnostics, and Wyeth do explicitly prohibit this form of discrimination in their written policies;

Other medical devices companies, such as Baxter, Becton Dickinson, Boston Scientific, Guidant, Stryker, and United States Surgical do explicitly prohibit this form of discrimination in their written policies;

C.R. Bard is increasingly alone in its position, as 98% of Fortune 100® companies, and more than 80% of the Fortune 500® companies, have adopted written nondiscrimination policies prohibiting discrimination and harassment on the basis of sexual orientation, according to the Human Rights Campaign Foundation (HCRF);

We believe that the hundreds of corporations with nondiscrimination policies that reference sexual orientation have a competitive advantage in recruiting and retaining employees from the widest talent pool;

**RESOLVED**: The Shareholders request that C.R. Bard amend its written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and to implement that policy.

**STATEMENT**: Employment discrimination on the basis of sexual orientation diminishes employee morale and productivity. Because state and local laws differ with respect to employment discrimination, our company would benefit from a consistent, corporate-wide policy to enhance efforts to prevent discrimination, resolve complaints internally, and ensure a respectful and supportive atmosphere for all employees. C.R. Bard will enhance its competitive edge by joining the growing ranks of companies guaranteeing equal opportunity for all employees.

Boston Trust & Investment
Management Company

December 16, 2005

To Whom It May Concern:

Boston Trust & Investment Management Company manages assets and acts as custodian for the **Tides Foundation** through its Walden Asset Management division. We are writing to verify that the **Tides Foundation** currently owns **1,000** shares of **C.R. Bard, Inc.** (Cusip # **067383109**). We confirm that the **Tides Foundation** has beneficial ownership of at least $2,000 in market value of the voting securities of **C.R. Bard, Inc.** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934. Further, it is their intent to hold greater than $2,000 in market value through the next annual meeting of **C.R. Bard, Inc.**

Sincerely,

Timothy Smith
Senior Vice President

# Funding Exchange

"Change, Not Charity"

666 Broadway, Suite #500
New York, NY 10012
212.529.5300
Fax: 212.982.9272
E-mail: fexexc@aol.com
http://www.fex.org



December 16, 2005

Ms. Judith A. Reinsdorf
Secretary
C.R. Bard, Inc.
730 Central Avenue
Murray Hill, NJ 07974

Dear Ms. Reinsdorf:

The Funding Exchange holds 200 shares of C.R. Bard, Inc. stock. The Funding Exchange is a network of regionally-based community foundations that currently makes grants each year for projects related to social and economic justice. We believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. Among our top social objectives is the assurance that their companies are doing all that they can do to provide equal employment opportunities (EEO) to current and prospective employees.

Therefore we are co-filing the enclosed shareholder proposal for inclusion in the 2006 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. The Funding Exchange is the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of shares. We have been a shareholder for more than one year and verification of our ownership position is enclosed. We will continue to be an investor through the stockholder meeting. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC rules.

We are co-filing this resolution with Walden Asset Management, which is the primary filer.

We look forward to hearing from you. We would appreciate it if you would please copy us and Walden Asset Management on all correspondence related to this matter. Meredith Benton at Walden Asset Management, is serving as the primary contact for us and can be reached by phone at (617) 726-7125, by fax at (617) 227-2670.

Thank you.

Sincerely,

David Cutler

David Cutler

Encl. Resolution Text,
CC: Meredith Benton, Walden Asset Management

# C.R. BARD SEXUAL ORIENTATION NONDISCRIMINATION POLICY

**WHEREAS**: C.R. Bard does not explicitly prohibit discrimination based on sexual orientation in its written employment policy;

According to a September 2002 survey by Harris Interactive and Witeck-Combs, 41% of gay and lesbian workers in the United States reported an experience with some form of job discrimination related to sexual orientation; almost one out of every 10 gay or lesbian adults also stated that they had been fired or dismissed unfairly from a previous job, or pressured to quit a job because of their sexual orientation;

San Francisco, Minneapolis, Seattle and Los Angeles currently have in effect legislation restricting business with companies which do not guarantee equal treatment for lesbian and gay employees; and such legislation will come into effect in the state of California in 2007;

Sixteen states, the District of Columbia, and more than 140 cities have laws prohibiting employment discrimination based on sexual orientation; Our company has headquarters and operations in, and makes sales to, institutions in states and cities that prohibit discrimination on the basis of sexual orientation;

The New Jersey Law Against Discrimination explicitly prohibits discrimination based on sexual orientation in private employment [N.J. Stat. Ann. § 10:5-1 through 49 (2002)]. Thus we believe C.R. Bard, based in New Jersey, may face legal risks if it were found to have discriminatory practices.

Other major corporate employers based in New Jersey including Automatic Data Processing, Aventis, Chubb, Honeywell, Johnson & Johnson, Quest Diagnostics, and Wyeth do explicitly prohibit this form of discrimination in their written policies;

Other medical devices companies, such as Baxter, Becton Dickinson, Boston Scientific, Guidant, Stryker, and United States Surgical do explicitly prohibit this form of discrimination in their written policies;

C.R. Bard is increasingly alone in its position, as 98% of Fortune 100® companies, and more than 80% of the Fortune 500® companies, have adopted written nondiscrimination policies prohibiting discrimination and harassment on the basis of sexual orientation, according to the Human Rights Campaign Foundation (HCRF);

We believe that the hundreds of corporations with nondiscrimination policies that reference sexual orientation have a competitive advantage in recruiting and retaining employees from the widest talent pool;

**RESOLVED**: The Shareholders request that C.R. Bard amend its written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and to implement that policy.

**STATEMENT**: Employment discrimination on the basis of sexual orientation diminishes employee morale and productivity. Because state and local laws differ with respect to employment discrimination, our company would benefit from a consistent, corporate-wide policy to enhance efforts to prevent discrimination, resolve complaints internally, and ensure a respectful and supportive atmosphere for all employees. C.R. Bard will enhance its competitive edge by joining the growing ranks of companies guaranteeing equal opportunity for all employees.

Boston Trust & Investment
Management Company

December 16, 2005

To Whom It May Concern:

Boston Trust & Investment Management Company manages assets and acts as custodian for the **Funding Exchange** through its Walden Asset Management division. We are writing to verify that the **Funding Exchange** currently owns **200** shares of **C.R. Bard, Inc.** (Cusip # **067383109**). We confirm that the **Funding Exchange** has beneficial ownership of at least $2,000 in market value of the voting securities of **C.R. Bard, Inc.** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934. Further, it is their intent to hold greater than $2,000 in market value through the next annual meeting of **C.R. Bard, Inc.**

Sincerely,

Timothy Smith
Senior Vice President

Haymarket People's Fund
42 Seaverns Avenue
Boston, MA 02130

December 16, 2005

Ms. Judith A. Reinsdorf
Secretary
C.R. Bard, Inc.
730 Central Avenue
Murray Hill, NJ 07974

Dear Ms. Reinsdorf:

Haymarket People's Fund holds 200 shares of C.R. Bard, Inc. stock. Since 1974, our foundation has provided funds and support to grassroots groups working for economic and social justice in New England. We believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. Among our top social objectives is the assurance that our companies are doing all that they can to provide equal employment opportunities (EEO) to current and prospective employees. We seek to encourage C.R. Bard, Inc. to be more transparent on this issue.

Therefore, we are co-filing the enclosed shareholder proposal with Walden Asset Management for inclusion in the 2006 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of C.R. Bard, Inc. shares.

We have been a shareholder for more than one year and verification of our ownership position is enclosed. We will continue to be an investor through the stockholder meeting. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

We consider Walden Asset Management as the "primary filer" of this resolution, and ourselves as a co-filer. Please copy correspondence both to me and Meredith Benton at Walden. We look forward to your response.

Sincerely,

Patricia Maher

Patricia Maher
Executive Director

Encl. Resolution Text

c: Meredith Benton, Walden Asset Management

## C.R. BARD SEXUAL ORIENTATION NONDISCRIMINATION POLICY

**WHEREAS:** C.R. Bard does not explicitly prohibit discrimination based on sexual orientation in its written employment policy;

According to a September 2002 survey by Harris Interactive and Witeck-Combs, 41% of gay and lesbian workers in the United States reported an experience with some form of job discrimination related to sexual orientation; almost one out of every 10 gay or lesbian adults also stated that they had been fired or dismissed unfairly from a previous job, or pressured to quit a job because of their sexual orientation;

San Francisco, Minneapolis, Seattle and Los Angeles currently have in effect legislation restricting business with companies which do not guarantee equal treatment for lesbian and gay employees; and such legislation will come into effect in the state of California in 2007;

Sixteen states, the District of Columbia, and more than 140 cities have laws prohibiting employment discrimination based on sexual orientation; Our company has headquarters and operations in, and makes sales to, institutions in states and cities that prohibit discrimination on the basis of sexual orientation;

The New Jersey Law Against Discrimination explicitly prohibits discrimination based on sexual orientation in private employment [N.J. Stat. Ann. § 10:5-1 through 49 (2002)]. Thus we believe C.R. Bard, based in New Jersey, may face legal risks if it were found to have discriminatory practices.

Other major corporate employers based in New Jersey including Automatic Data Processing, Aventis, Chubb, Honeywell, Johnson & Johnson, Quest Diagnostics, and Wyeth do explicitly prohibit this form of discrimination in their written policies;

Other medical devices companies, such as Baxter, Becton Dickinson, Boston Scientific, Guidant, Stryker, and United States Surgical do explicitly prohibit this form of discrimination in their written policies;

C.R. Bard is increasingly alone in its position, as 98% of Fortune 100® companies, and more than 80% of the Fortune 500® companies, have adopted written nondiscrimination policies prohibiting discrimination and harassment on the basis of sexual orientation, according to the Human Rights Campaign Foundation (HCRF);

We believe that the hundreds of corporations with nondiscrimination policies that reference sexual orientation have a competitive advantage in recruiting and retaining employees from the widest talent pool;

**RESOLVED**: The Shareholders request that C.R. Bard amend its written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and to implement that policy.

**STATEMENT**: Employment discrimination on the basis of sexual orientation diminishes employee morale and productivity. Because state and local laws differ with respect to employment discrimination, our company would benefit from a consistent, corporate-wide policy to enhance efforts to prevent discrimination, resolve complaints internally, and ensure a respectful and supportive atmosphere for all employees. C.R. Bard will enhance its competitive edge by joining the growing ranks of companies guaranteeing equal opportunity for all employees.

Boston Trust & Investment
Management Company

December 16, 2005

To Whom It May Concern:

Boston Trust & Investment Management Company manages assets and acts as custodian for the **Haymarket People's Fund** through its Walden Asset Management division. We are writing to verify that the **Haymarket People's Fund** currently owns **200** shares of **C.R. Bard, Inc.** (Cusip # **067383109**). We confirm that the **Haymarket People's Fund** has beneficial ownership of at least $2,000 in market value of the voting securities of **C.R. Bard, Inc.** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934. Further, it is their intent to hold greater than $2,000 in market value through the next annual meeting of **C.R. Bard, Inc.**

Sincerely,

Timothy Smith
Senior Vice President

One Beacon Street Boston, Massachusetts 02108 617.726.7250 fax 617.227.2690

**Amnesty International USA**
**322 8th AVENUE, N.Y., N.Y. 10001**

Ms. Judith A. Reinsdorf
Secretary
C.R. Bard, Inc.
730 Central Avenue
Murray Hill, NJ 07974

December 16, 2005

Dear Ms. Reinsdorf:

Amnesty International USA holds 700 shares of C. R. Bard, Inc. stock. Founded in London in 1961, Amnesty International is a Nobel Prize-winning grassroots activist organization with over one million members worldwide. Amnesty International is dedicated to freeing prisoners of conscience, gaining fair trails for political prisoners, ending torture, political killings and "disappearances," and abolishing the death penalty throughout the world. Amnesty International USA (AIUSA) is the U.S. Section of Amnesty International.

The AIUSA investment committee has decided to co-file a shareholder resolution on non-discrimination in employment led by Walden Asset Management as primary filer, requesting a Sustainability Report, therefore we submit the enclosed shareholder proposal for inclusion in the 2006 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. AIUSA is the beneficial owner, ad defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of shares. We have been a shareholder for more than one year and have provided verification of our ownership position. We will continue to be an investor through the stockholders' meeting. A representative of the filers will attend the stockholders' meting to move the resolution as required by the SEC Rules.

We look forward to hearing from you. Amnesty International USA works with Walden Asset Management as their investment manager. We would appreciate it if you would please copy Meredith Benton at Walden Asset Management on correspondence related to this matter. Our best wishes for your continued success.

Sincerely,

Mila Rosenthal
Director, Business & Human Rights Program

# C.R. BARD SEXUAL ORIENTATION NONDISCRIMINATION POLICY

**WHEREAS**: C.R. Bard does not explicitly prohibit discrimination based on sexual orientation in its written employment policy;

According to a September 2002 survey by Harris Interactive and Witeck-Combs, 41% of gay and lesbian workers in the United States reported an experience with some form of job discrimination related to sexual orientation; almost one out of every 10 gay or lesbian adults also stated that they had been fired or dismissed unfairly from a previous job, or pressured to quit a job because of their sexual orientation;

San Francisco, Minneapolis, Seattle and Los Angeles currently have in effect legislation restricting business with companies which do not guarantee equal treatment for lesbian and gay employees; and such legislation will come into effect in the state of California in 2007;

Sixteen states, the District of Columbia, and more than 140 cities have laws prohibiting employment discrimination based on sexual orientation; Our company has headquarters and operations in, and makes sales to, institutions in states and cities that prohibit discrimination on the basis of sexual orientation;

The New Jersey Law Against Discrimination explicitly prohibits discrimination based on sexual orientation in private employment [N.J. Stat. Ann. § 10:5-1 through 49 (2002)]. Thus we believe C.R. Bard, based in New Jersey, may face legal risks if it were found to have discriminatory practices.

Other major corporate employers based in New Jersey including Automatic Data Processing, Aventis, Chubb, Honeywell, Johnson & Johnson, Quest Diagnostics, and Wyeth do explicitly prohibit this form of discrimination in their written policies;

Other medical devices companies, such as Baxter, Becton Dickinson, Boston Scientific, Guidant, Stryker, and United States Surgical do explicitly prohibit this form of discrimination in their written policies;

C.R. Bard is increasingly alone in its position, as 98% of Fortune 100® companies, and more than 80% of the Fortune 500® companies, have adopted written nondiscrimination policies prohibiting discrimination and harassment on the basis of sexual orientation, according to the Human Rights Campaign Foundation (HCRF);

We believe that the hundreds of corporations with nondiscrimination policies that reference sexual orientation have a competitive advantage in recruiting and retaining employees from the widest talent pool;

**RESOLVED:** The Shareholders request that C.R. Bard amend its written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and to implement that policy.

**STATEMENT:** Employment discrimination on the basis of sexual orientation diminishes employee morale and productivity. Because state and local laws differ with respect to employment discrimination, our company would benefit from a consistent, corporate-wide policy to enhance efforts to prevent discrimination, resolve complaints internally, and ensure a respectful and supportive atmosphere for all employees. C.R. Bard will enhance its competitive edge by joining the growing ranks of companies guaranteeing equal opportunity for all employees.

Boston Trust & Investment
Management Company

December 16, 2005

To Whom It May Concern:

Boston Trust & Investment Management Company manages assets and acts as custodian for the **Amnesty International USA** through its Walden Asset Management division. We are writing to verify that the **Amnesty International USA** currently owns **700** shares of **C.R. Bard, Inc.** (Cusip # **067383109**). We confirm that the **Amnesty International USA** has beneficial ownership of at least $2,000 in market value of the voting securities of **C.R. Bard, Inc.** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934. Further, it is their intent to hold greater than $2,000 in market value through the next annual meeting of **C.R. Bard, Inc.**

Sincerely,

Timothy Smith
Senior Vice President

One Beacon Street Boston, Massachusetts 02108 617 726 7250 fax 617 227.2690

THE CONSERVATION LAND TRUST



FOUNDED 1993

December 16, 2005

Ms. Judith A. Reinsdorf
Secretary
C.R. Bard, Inc.
730 Central Avenue
Murray Hill, NJ 07974

Dear Ms. Reinsdorf:

The Conservation Land Trust holds 1,200 shares of C.R. Bard, Inc. stock. We believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. We seek to encourage C.R. Bard, Inc. to be more transparent on this issue.

Therefore, we are submitting the enclosed shareholder proposal as a cosponsor with Walden Asset Management for inclusion in the 2006 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of C.R. Bard, Inc. shares.

We have been a shareholder for more than one year and will provide verification of our ownership position upon request. We will continue to invest in at least the requisite number of shares for proxy resolutions through the stockholders' meeting. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC rules.

We consider Walden Asset Management as the "primary filer" of this resolution, and ourselves as a co-filer. Please copy correspondence both to myself and to Meredith Benton at Walden. We look forward to your response.

Sincerely,

Debra Ryker
Treasurer

Encl. Resolution Text

919 Ventura Way, Mill Valley, California 94941 USA *Telephone* 415·381·8750 *Facsimile* 415·381·8806

## C.R. BARD SEXUAL ORIENTATION NONDISCRIMINATION POLICY

**WHEREAS**: C.R. Bard does not explicitly prohibit discrimination based on sexual orientation in its written employment policy;

According to a September 2002 survey by Harris Interactive and Witeck-Combs, 41% of gay and lesbian workers in the United States reported an experience with some form of job discrimination related to sexual orientation; almost one out of every 10 gay or lesbian adults also stated that they had been fired or dismissed unfairly from a previous job, or pressured to quit a job because of their sexual orientation;

San Francisco, Minneapolis, Seattle and Los Angeles currently have in effect legislation restricting business with companies which do not guarantee equal treatment for lesbian and gay employees; and such legislation will come into effect in the state of California in 2007;

Sixteen states, the District of Columbia, and more than 140 cities have laws prohibiting employment discrimination based on sexual orientation; Our company has headquarters and operations in, and makes sales to, institutions in states and cities that prohibit discrimination on the basis of sexual orientation;

The New Jersey Law Against Discrimination explicitly prohibits discrimination based on sexual orientation in private employment [N.J. Stat. Ann. § 10:5-1 through 49 (2002)]. Thus we believe C.R. Bard, based in New Jersey, may face legal risks if it were found to have discriminatory practices.

Other major corporate employers based in New Jersey including Automatic Data Processing, Aventis, Chubb, Honeywell, Johnson & Johnson, Quest Diagnostics, and Wyeth do explicitly prohibit this form of discrimination in their written policies;

Other medical devices companies, such as Baxter, Becton Dickinson, Boston Scientific, Guidant, Stryker, and United States Surgical do explicitly prohibit this form of discrimination in their written policies;

C.R. Bard is increasingly alone in its position, as 98% of Fortune 100® companies, and more than 80% of the Fortune 500® companies, have adopted written nondiscrimination policies prohibiting discrimination and harassment on the basis of sexual orientation, according to the Human Rights Campaign Foundation (HCRF);

We believe that the hundreds of corporations with nondiscrimination policies that reference sexual orientation have a competitive advantage in recruiting and retaining employees from the widest talent pool;

**RESOLVED**: The Shareholders request that C.R. Bard amend its written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and to implement that policy.

**STATEMENT**: Employment discrimination on the basis of sexual orientation diminishes employee morale and productivity. Because state and local laws differ with respect to employment discrimination, our company would benefit from a consistent, corporate-wide policy to enhance efforts to prevent discrimination, resolve complaints internally, and ensure a respectful and supportive atmosphere for all employees. C.R. Bard will enhance its competitive edge by joining the growing ranks of companies guaranteeing equal opportunity for all employees.

# The Edward W. Hazen Foundation

December 16, 2005

Ms. Judith A. Reinsdorf
Secretary
C.R. Bard, Inc.
730 Central Avenue
Murray Hill, NH 07974

Dear Ms. Reinsdorf:

The Edward W. Hazen Foundation own 200 shares of C.R. Bard, Inc.. The Edward W. Hazen Foundation is a private, independent foundation that seeks to assist young people, particularly minorities and those disadvantaged by poverty, to achieve their full potential as individuals and as active participants in a democratic society.

Therefore we are co-filing the enclosed shareholder resolution, with Walden Asset Management as the primary filer, for inclusion in the 2006 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of C.R. Bard, Inc. shares. We will be joined by several co-filers.

We have been a shareholder for more than one year and will provide verification of ownership position upon request. We will continue to be an investor through the stockholder meeting. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

Sincerely,

Maddy deLone
Board Chair

c.c. Meredith Benton, Walden Asset Management

90 Broad Street, Suite 604, New York, NY 10004
(212) 889-3034 e-mail: hazen@hazenfoundation.org

# C.R. BARD SEXUAL ORIENTATION NONDISCRIMINATION POLICY

**WHEREAS**: C.R. Bard does not explicitly prohibit discrimination based on sexual orientation in its written employment policy;

According to a September 2002 survey by Harris Interactive and Witeck-Combs, 41% of gay and lesbian workers in the United States reported an experience with some form of job discrimination related to sexual orientation; almost one out of every 10 gay or lesbian adults also stated that they had been fired or dismissed unfairly from a previous job, or pressured to quit a job because of their sexual orientation;

San Francisco, Minneapolis, Seattle and Los Angeles currently have in effect legislation restricting business with companies which do not guarantee equal treatment for lesbian and gay employees; and such legislation will come into effect in the state of California in 2007;

Sixteen states, the District of Columbia, and more than 140 cities have laws prohibiting employment discrimination based on sexual orientation; Our company has headquarters and operations in, and makes sales to, institutions in states and cities that prohibit discrimination on the basis of sexual orientation;

The New Jersey Law Against Discrimination explicitly prohibits discrimination based on sexual orientation in private employment [N.J. Stat. Ann. § 10:5-1 through 49 (2002)]. Thus we believe C.R. Bard, based in New Jersey, may face legal risks if it were found to have discriminatory practices.

Other major corporate employers based in New Jersey including Automatic Data Processing, Aventis, Chubb, Honeywell, Johnson & Johnson, Quest Diagnostics, and Wyeth do explicitly prohibit this form of discrimination in their written policies;

Other medical devices companies, such as Baxter, Becton Dickinson, Boston Scientific, Guidant, Stryker, and United States Surgical do explicitly prohibit this form of discrimination in their written policies;

C.R. Bard is increasingly alone in its position, as 98% of Fortune 100® companies, and more than 80% of the Fortune 500® companies, have adopted written nondiscrimination policies prohibiting discrimination and harassment on the basis of sexual orientation, according to the Human Rights Campaign Foundation (HCRF);

We believe that the hundreds of corporations with nondiscrimination policies that reference sexual orientation have a competitive advantage in recruiting and retaining employees from the widest talent pool;

**RESOLVED**: The Shareholders request that C.R. Bard amend its written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and to implement that policy.

**STATEMENT**: Employment discrimination on the basis of sexual orientation diminishes employee morale and productivity. Because state and local laws differ with respect to employment discrimination, our company would benefit from a consistent, corporate-wide policy to enhance efforts to prevent discrimination, resolve complaints internally, and ensure a respectful and supportive atmosphere for all employees. C.R. Bard will enhance its competitive edge by joining the growing ranks of companies guaranteeing equal opportunity for all employees.

THE MAX AND ANNA
# LEVINSON FOUNDATION

December 16, 2005

Ms. Judith A. Reinsdorf
Secretary
C.R. Bard, Inc.
730 Central Avenue
Murray Hill, NJ 07974

Dear Ms. Reinsdorf:

The Max and Ana Levinson Foundation is a private family foundation where grants are given to individuals and groups committed to developing a more just, caring, ecological and sustainable world. We believe that a commitment to customers, employees, communities and the environment fosters long-term business success. The Max and Anna Levinson Foundation holds 200 shares of C.R. Bard, Inc. in part because of demonstrated corporate social responsibility leadership, particularly evident in its strong environmental and community involvement programs.

The Max and Anna Levinson Foundation is therefore submitting the enclosed shareholder proposal for inclusion in the 2006 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. The Max and Anna Levinson Foundation is the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of shares. We have been a shareholder for more than one year and will continue to invest in The Home Depot Inc. through the stockholders' meeting. Verification of ownership is enclosed. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC rules.

Please consider us as co-filers with Walden Asset Management as the "primary filer" of this resolution. We look forward to hearing from you.

Sincerely,

Charlotte Talberth
Executive Director

The Max and Anna Levinson Foundation, P. O. Box 6309, Santa Fe, NM 87502-6309
Phone (505) 995-8802 Fax (505) 995-8982
E-mail: Info@levinsonfoundation.org

# C.R. BARD SEXUAL ORIENTATION NONDISCRIMINATION POLICY

**WHEREAS**: C.R. Bard does not explicitly prohibit discrimination based on sexual orientation in its written employment policy;

According to a September 2002 survey by Harris Interactive and Witeck-Combs, 41% of gay and lesbian workers in the United States reported an experience with some form of job discrimination related to sexual orientation; almost one out of every 10 gay or lesbian adults also stated that they had been fired or dismissed unfairly from a previous job, or pressured to quit a job because of their sexual orientation;

San Francisco, Minneapolis, Seattle and Los Angeles currently have in effect legislation restricting business with companies which do not guarantee equal treatment for lesbian and gay employees; and such legislation will come into effect in the state of California in 2007;

Sixteen states, the District of Columbia, and more than 140 cities have laws prohibiting employment discrimination based on sexual orientation; Our company has headquarters and operations in, and makes sales to, institutions in states and cities that prohibit discrimination on the basis of sexual orientation;

The New Jersey Law Against Discrimination explicitly prohibits discrimination based on sexual orientation in private employment [N.J. Stat. Ann. § 10:5-1 through 49 (2002)]. Thus we believe C.R. Bard, based in New Jersey, may face legal risks if it were found to have discriminatory practices.

Other major corporate employers based in New Jersey including Automatic Data Processing, Aventis, Chubb, Honeywell, Johnson & Johnson, Quest Diagnostics, and Wyeth do explicitly prohibit this form of discrimination in their written policies;

Other medical devices companies, such as Baxter, Becton Dickinson, Boston Scientific, Guidant, Stryker, and United States Surgical do explicitly prohibit this form of discrimination in their written policies;

C.R. Bard is increasingly alone in its position, as 98% of Fortune 100® companies, and more than 80% of the Fortune 500® companies, have adopted written nondiscrimination policies prohibiting discrimination and harassment on the basis of sexual orientation, according to the Human Rights Campaign Foundation (HCRF);

We believe that the hundreds of corporations with nondiscrimination policies that reference sexual orientation have a competitive advantage in recruiting and retaining employees from the widest talent pool;

**RESOLVED:** The Shareholders request that C.R. Bard amend its written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and to implement that policy.

**STATEMENT**: Employment discrimination on the basis of sexual orientation diminishes employee morale and productivity. Because state and local laws differ with respect to employment discrimination, our company would benefit from a consistent, corporate-wide policy to enhance efforts to prevent discrimination, resolve complaints internally, and ensure a respectful and supportive atmosphere for all employees. C.R. Bard will enhance its competitive edge by joining the growing ranks of companies guaranteeing equal opportunity for all employees.

Boston Trust & Investment
Management Company

December 16, 2005

To Whom It May Concern:

Boston Trust & Investment Management Company manages assets and acts as custodian for the **Max and Anna Levinson Foundation** through its Walden Asset Management division. We are writing to verify that the **Max and Anna Levinson Foundation** currently owns **200** shares of **C.R. Bard, Inc.** (Cusip # **067383109**). We confirm that the **Max and Anna Levinson Foundation** has beneficial ownership of at least $2,000 in market value of the voting securities of **C.R. Bard, Inc.** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934. Further, it is their intent to hold greater than $2,000 in market value through the next annual meeting of **C.R. Bard, Inc.**

Sincerely,

Timothy Smith
Senior Vice President

ATTACHMENT A

Walden Asset Management
Investing for social change since 1975

JAN 0 3 2006

December 28, 2005

Office of the Chief Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Shareholder Proposal Submitted to C.R. Bard, Inc., by Walden Asset Management; Request for No Action

Dear Sir or Madam:

Given the confusion over the deadline for submission of a shareholder resolution to the C.R. Bard Proxy Materials, Walden Asset Management withdraws the request for inclusion of its proposal, "C.R. Bard Sexual Orientation Nondiscrimination Policy." As the designated lead filer, we do this on behalf of ourselves and all co-filers identified below.

Sincerely,

Meredith Benton

cc:
Judith A. Reinsdorf, C.R. Bard
Michele Sola, Franklin Delano Roosevelt III, Manhattan Country School
Greg Jones, The Community Church of New York
Izetta Smith
Lauren Webster, Tides Foundation
David Cutler, Funding Exchange
Patricia Maher, Haymarket People's Fund
Mila Rosenthal, Amnesty International USA
Debra Ryker, The Conservation Land Trust
Maddy deLone, The Edward W. Hazen Foundation
Charlotte Talberth, The Max and Anna Levinson Foundation

A Division of Boston Trust & Investment Management Company
One Beacon Street Boston, Massachusetts 02108 617.726.7250 or 800.282.8782 fax 617.227.3664

Walden Asset Management
*Investing for social change since 1975*



December 28, 2005

Office of the Chief Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Shareholder Proposal Submitted to C.R. Bard, Inc., by Walden Asset Management; Request for No Action

Dear Sir or Madam:

Given the confusion over the deadline for submission of a shareholder resolution to the C.R. Bard Proxy Materials, Walden Asset Management withdraws the request for inclusion of its proposal, "C.R. Bard Sexual Orientation Nondiscrimination Policy." As the designated lead filer, we do this on behalf of ourselves and all co-filers identified below.

Sincerely,

Meredith Benton

cc:
Judith A. Reinsdorf, C.R. Bard
Michele Sola, Franklin Delano Roosevelt III, Manhattan Country School
Greg Jones, The Community Church of New York
Izetta Smith
Lauren Webster, Tides Foundation
David Cutler, Funding Exchange
Patricia Maher, Haymarket People's Fund
Mila Rosenthal, Amnesty International USA
Debra Ryker, The Conservation Land Trust
Maddy deLone, The Edward W. Hazen Foundation
Charlotte Talberth, The Max and Anna Levinson Foundation

A Division of Boston Trust & Investment Management Company
One Beacon Street Boston, Massachusetts 02108 617.726.7250 or 800.282.8782 fax: 617.227.3664

Atlanta
Denver
Los Angeles
Philadelphia

McKenna Long & Aldridge LLP
Attorneys at Law

303 Peachtree Street, NE • Suite 5300 • Atlanta, GA 30308
Tel: 404.527.4000 • Fax: 404.527.4198
www.mckennalong.com

San Diego
San Francisco
Washington, D.C.
Brussels

RECEIVED
2006 JAN -6 AM 11:10
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 5, 2006

**BY HAND DELIVERY**

Office of the Chief Counsel
Division of Corporate Finance
United States Securities And Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: C.R. Bard, Inc. - Withdrawal of No-Action Request

Dear Sir or Madam:

This letter is submitted on behalf of our client, C.R. Bard, Inc., a New Jersey corporation (the "Company"). On December 23, 2005, the Company submitted to the Securities and Exchange Commission a no-action request letter pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 requesting confirmation that the Company may omit from its proxy statement and form of proxy for its 2006 Annual Meeting of Shareholders a shareholder proposal and statements in support thereof (the "Proposal") submitted by Walden Asset Management, Manhattan Country School, the Community Church of New York, Izetta Smith, Tides Foundation, the Funding Exchange, Haymarket People's Fund, Amnesty International USA, the Conservation Land Trust, the Edward W. Hazen Foundation, and the Max and Anna Levinson Foundation (the "Proponents"). On January 3, 2006, the Company received a letter from the Proponents dated December 28, 2005 withdrawing the Proposal, a copy of which is attached hereto as Attachment A. Consequently, the Company hereby withdraws its no action request on the Proposal effective immediately.

Very truly yours,

Stacy Ingram

Stacy S. Ingram

cc: Judith A. Reinsdorf, C.R. Bard, Inc.
Meredith Benton, Walden Asset Management
Michele Sola, Franklin Delano Roosevelt III, Manhattan Country School
Greg Jones, The Community Church of New York

Izetta Smith
Lauren Webster, Tides Foundation
David Cutler, Funding Exchange
Patricia Maher, Haymarket People's Fund
Mila Rosenthal, Amnesty International USA
Debra Ryker, The Conservation Land Trust
Maddy deLone, The Edward W. Hazen Foundation
Charlotte Talberth, The Max and Anna Levinson Foundation